Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 20, 2011

iPath

Frequently Asked Questions

About iPath® Exchange Traded Notes (ETNs)

An investment in iPath® ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors”

in the applicable prospectus.

iPATH ETN s OVER VIE W

What are iPath Exchange Traded Notes?

iPath Exchange Traded Notes (ETNs) are senior, unsecured,

unsubordinated debt securities issued by Barclays Bank PLC.

They are designed to provide investors with a way to access

the returns of market benchmarks or strategies. ETNs are not equities or index funds, but they do share several characteristics.

For example, like equities, they trade on an exchange and can be shorted.1 Like index funds, they are linked to the return of a benchmark index.

What are the advantages of iPath ETNs?

iPath ETNs provide investors with exposure to the returns

of market benchmarks, less investor fees, with easy transferability and an exchange listing. The ETN structure is designed

to provide investors the opportunity to access previously

expensive or difficult-to-reach market sectors or strategies through an exchange traded product.

How are the returns of iPath ETNs calculated?

iPath ETNs are designed to provide investors a return that is linked to the performance of a market index, less investor fees.

How do I buy an iPath ETN?

The iPath ETNs currently available are listed on NYSE Arca (and in certain cases other major exchanges) and are available for purchase similar to other publicly traded securities.

How do I sell an iPath ETN?

Investors can liquidate iPath ETNs one of three ways:

n Sell in the secondary market during trading hours.

n Redeem a large block of securities, typically 50,000

units directly to the issuer, Barclays Bank PLC, subject

to the procedures described in the relevant prospectus.2

A redemption charge will apply to certain iPath ETNs.

n Hold until maturity and receive a cash payment from the

issuer, Barclays Bank PLC, equal to the principal amount

of the securities times an index factor and any other

applicable costs on the final valuation date (as described

in the relevant prospectus) minus the investor fee on

the final valuation date.

Do the iPath ETNs currently available make interest payments?

No.

Do the iPath ETNs currently available make

dividend distributions?

No.

1. With short sales, an investor faces the potential for unlimited losses as the security’s price rises.

2. The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

iPath® Exchange Traded Notes are innovative investment products from Barclays that seek to provide investors with a new way to access the returns of a market or strategy,

less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath® Exchange Traded Notes.

2 iPath

Do the iPath ETNs currently available offer

a principal protection feature?

No. Investors will receive a return based on the performance of the index to which the iPath ETN is linked, less investor fees and any other applicable costs. The index level may go up or down,

and investors may not recover their principal once investor fees and costs are deducted.

Are iPath ETNs rated?

No. The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC.3

Who is the issuer?

Barclays Bank PLC and its subsidiary undertakings (taken

together, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management

services. The Group operates in many countries around the

world. The whole of the issued ordinary share capital of Barclays

Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group. For further information about Barclays, please visit www.barclays.com.

Who is Barclays Capital Inc.?

Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the iPath ETNs. Barclays Capital Inc.

is an affiliate of Barclays Bank PLC and is a registered U.S.

broker/dealer regulated by the SEC and FINRA.

What is BlackRock’s role?

BlackRock’s broker/dealer affiliate, BlackRock Fund Distribution

Company, will engage in the promotion of iPath ETNs.

Do iPath ETNs have voting rights?

No. The iPath ETNs are debt securities and have no voting rights.

Are iPath ETNs registered?

Yes. The iPath ETNs are registered under the Securities Act

of 1933.

Does the Commodity Futures Trade Commission (CFTC)

regulate the iPath ETNs linked to commodity indexes?

No. iPath ETNs are debt securities issued by Barclays Bank PLC and are not regulated by the CFTC; however, futures contracts underlying the relevant market index may be regulated by

the CFTC.

What is an index multiplier and how is it applicable

to certain iPath ETNs?

Some iPath ETNs apply an index multiplier for purposes of calculating the closing indicative note value on each calendar day.

The effect of the index multiplier is to establish the rate at which the value of the ETN changes (either directly or inversely)

in response to changes in the level of the relevant index.

Where can I find additional information about iPath ETNs?

Additional information is available at www.iPathETN.com.

TR ADIN G iPATH ETN s

Where are iPath ETNs listed?

The iPath ETNs currently available are listed on NYSE Arca (and in certain cases other major exchanges).

When can I buy or sell iPath ETNs?

iPath ETNs can be bought or sold anytime during market hours.

Can the iPath ETNs currently available be shorted?4

Yes, on an uptick or a downtick and subject to the ability to locate shares to borrow.

Is there a minimum trade size for iPath ETNs?

No. iPath ETNs can be bought and sold at their market price on the secondary market similar to other publicly traded securities.

3. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

4. With short sales, an investor faces the potential for unlimited losses as the security’s price rises.

Frequently Asked Questions About iPath® Exchange Traded Notes (ETNs) 3

TABLE 1 Differences and Similarities Between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

	ETNs	ETFs
Liquidity	Daily on exchange	Daily on exchange
Registration	Securities Act of 1933	Investment Company Act of 1940
Recourse	Issuer credit	Portfolio of securities
Principal risk	Market and issuer risk	Market risk
Institutional size redemption	Daily to the issuer	Daily via custodian
Short sales	Yes, on an uptick or a downtick	Yes, on an uptick or a downtick

How can I find iPath ETNs on Bloomberg?

Information regarding iPath ETNs can be found on Bloomberg by typing the relevant ETN's trading symbol, then the "Equity" key, then "Go." For example, for information regarding the iPath® S&P GSCI™ Total Return Index ETN, type: GSP <Equity> <Go>.

Is a net asset value (NAV) calculated?

No. As iPath ETNs are debt securities, and not mutual funds, they will not have a NAV.

Is an intrinsic value calculated?

An intraday "indicative value" meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor. Additionally, the daily indicative value of each iPath ETN is calculated and published at the end of each trading day at www.iPathETN.com. For a more complete description of how the daily indicative value is calculated for each iPath ETN, please see the applicable product page and Pricing Supplement at www.iPathETN.com.

Do the iPath ETNs trade at their indicative value?

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the sponsors of the indexes underlying the iPath ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current index level and therefore the indicative value of your iPath ETNs. Index levels provided by the sponsors of the indexes underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying relevant market. For this reason and others, the actual trading price of the iPath ETNs may be different from their indicative value.

In addition to being available for trading on an exchange, the early redemption feature allows a large block of securities, typically 50,000 units of a particular iPath ETN, to be redeemed directly to Barclays Bank PLC for the applicable redemption value, as described in the applicable Pricing Supplement. The historical daily indicative value is published each day at www.iPathETN.com. The redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

4 iPath

How can iPath ETNs be redeemed directly to the issuer

prior to the maturity date?

Investors may redeem a large block of securities, typically

at least 50,000 units of a particular iPath ETN, directly to the issuer, subject to the procedures described in the relevant

prospectus. A redemption charge may apply.

What is the redemption charge?

The redemption charge is a one-time transaction charge imposed only in the case of early redemptions for certain iPath ETNs.

The charge is intended to allow the issuer to recoup brokerage and other costs incurred in connection with an early redemption

(although the proceeds from the charge may be more or less

than such costs). Investors transacting on the secondary market will not incur a redemption charge.

What is an automatic termination event?

An automatic termination event is an automatic redemption

applicable to certain ETNs at a specific ETN value (“automatic termination trigger”), as defined in the relevant prospectus.

Market conditions may contribute to the occurrence of an automatic termination event. In the occurrence of an automatic

termination event, Barclays will deliver a notice of redemption and automatically redeem the relevant ETN at the automatic

redemption value. Please refer to the relevant prospectus for further details on the automatic termination event redemption trigger, timing and processes.

What are the terms of the issuer redemption feature

applicable to certain iPath ETNs?

Barclays Bank PLC may redeem the ETNs (in whole but not in

part) at their sole discretion on any trading day on or after the inception date until and including maturity. To exercise the right to redeem, Barclays Bank PLC must deliver notice to the holders of the ETNs not less than 10 calendar days prior to the redemption date specified in such notice. If the ETNs are redeemed,

investors will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date.

If Barclays Bank PLC’s credit rating is downgraded, what

happens to the indicative value?

The indicative value calculation of the iPath ETNs will not change in response to a Barclays Bank PLC credit event. However, the trading price of the iPath ETNs may be adversely impacted.

Is there a capacity constraint with respect to iPath ETNs?

Should demand for any iPath ETN exceed the initial amount

of securities issued, subsequent issuances may be made under the registration statement. The terms of the new issue—maturity date, investor fee, ticker, CUSIP—will be the same as the

original issue, and it is expected that both issues would be immediately fungible.

Depending on market factors beyond the control of Barclays

Bank PLC, certain iPath ETNs may be suspended from

further sales from inventory and/or further issuances.5

Daily redemptions at the option of the holders of iPath ETNs are typically not affected by suspensions, nor are Barclays Bank

PLC’s lending activities from existing inventory with respect to iPath ETNs typically affected by suspensions.

It is possible that a suspension, as described above, may

influence the market value of iPath ETNs. Limitations on

issuance and sale implemented may cause an imbalance of

supply and demand in the secondary market for iPath ETNs,

which may cause them to trade at a premium or discount in

relation to their indicative value. Therefore, any purchase of

iPath ETNs in the secondary market may be at a purchase

price significantly different from their indicative value.

IN FOR MATION FOR ADVISORS

Broker/dealers are reminded to consider FINRA Notice to

Members 05–59 (September 2005) before recommending

iPath ETNs to their customers.

Is a Series 3 license required to sell iPath ETNs?

No.

iPath leverag ed ETN s

How are the returns of iPath leveraged ETNs calculated?

iPath leveraged ETNs are designed to provide investors with a leveraged return that is linked to the performance, or inverse performance, of a market benchmark less applicable charges,

costs and fees.

5. As will be described in further detail in the applicable prospectus relating to the iPath ETNs.

Frequently Asked Questions About iPath® Exchange Traded Notes (ETNs) 5

Where is their value published?

An intraday indicative note value ("IINV"), which is meant to approximate the intrinsic economic value of each series of iPath leveraged ETN, will be calculated by the calculation agent on an ongoing basis from the initial valuation date to the final valuation date. During the hours on which trading is generally conducted on NYSE Arca, NYSE Arca or a successor will calculate and publish the IINV for each iPath leveraged ETN every 15 seconds under the applicable ticker symbol. Additionally, a closing indicative note value ("CINV") for each iPath leveraged ETN will be published by NYSE Arca on each valuation date under the applicable ticker symbol. For a more complete description of how the IINV and CINV are calculated for each series of iPath leveraged ETNs, please see the relevant prospectus.

What is the automatic redemption feature?

In order to mitigate the risk to the issuer that the value of the ETNs equals a negative value, there will be an automatic redemption of any series of the iPath leveraged ETNs if, on any calendar day prior to or on the final valuation date, the IINV is less than or equal to the applicable automatic termination level specified below per ETN. Upon the occurrence of an automatic termination event, investors in that series of iPath leveraged ETNs will receive a redemption amount that will be significantly less than the issue price and will receive no greater than the automatic termination level specified below per ETN. *Accordingly, you may lose some or all of your principal if you invest in the iPath leveraged ETNs.*

Where can I find the closing indicative note value?

The closing indicative note value ("CINV") will be published by NYSE Arca on each valuation date under the applicable ticker symbols.

Will the iPath leveraged ETNs track a fixed multiple of the daily or monthly performance of an underlying index?

Unlike some leveraged investments, the iPath leveraged ETNs do not track a fixed multiple of the daily or monthly performance of an underlying index. Instead, on any given day the indicative value of any series of iPath leveraged ETNs will change by a multiple of the underlying index performance that is variable and depends, in part, on the then current IINV of that series of iPath leveraged ETNs.

In order to allow investors to monitor the ratio of percentage daily changes in the IINV to daily index percentage returns, NYSE Arca (or a successor entity) will calculate and publish the "Participation" for each series iPath leveraged ETNs every 15 seconds during the hours on which trading is generally conducted on the NYSE Arca. For each series of iPath leveraged ETNs, the participation is calculated by dividing the amount per ETN that is notionally exposed to the underlying index by the then current IINV of that ETN.

TABLE 2 Where Are They Traded?

The iPath leveraged ETNs are listed on the NYSE Arca stock exchange. The current list of the iPath leveraged ETNs includes the following tickers:

Name	Exchange Ticker	Stock Exchange	Automatic Termination Level (per ETN)
iPath® Long Extended Russell 1000® TR Index ETN	ROLA	NYSE Arca	$10.00
iPath® Short Extended Russell 1000® TR Index ETN	ROSA	NYSE Arca	$10.00
iPath® Long Extended Russell 2000® TR Index ETN	RTLA	NYSE Arca	$15.00
iPath® Short Extended Russell 2000® TR Index ETN	RTSA	NYSE Arca	$15.00
iPath® Long Extended S&P 500® TR Index ETN	SFLA	NYSE Arca	$10.00
iPath® Short Extended S&P 500® TR Index ETN	SFSA	NYSE Arca	$10.00
iPath® Long Enhanced MSCI EAFE® Index ETN	MFLA	NYSE Arca	$25.00
iPath® Short Enhanced MSCI EAFE® Index ETN	MFSA	NYSE Arca	$37.50
iPath® Long Enhanced MSCI Emerging Markets Index ETN	EMLB	NYSE Arca	$25.00
iPath® Short Enhanced MSCI Emerging Markets Index ETN	EMSA	NYSE Arca	$45.00
iPath® Long Enhanced S&P 500 VIX Mid-Term Futures™ ETN	VZZ	NYSE Arca	$10.00

6 iPath

What are the fees for the iPath leveraged ETNs?
As the iPath Leveraged ETNs seek to replicate a long or short investment in an underlying index, certain charges, costs and fees are built into the calculation of the CINV and the IINV.

The iPath Long Leveraged ETNs charge an annualized investor fee and an annualized financing charge on notional cash amounts underlying each iPath Long Leveraged ETN,[6] and the iPath Short Leveraged ETNs charge an annualized investor fee and an annualized index borrow cost on the notional borrowed equity amounts underlying each iPath Short Leveraged ETN (offset by annualized interest on notional cash amounts underlying each iPath Short Leveraged ETN). The notional cash amounts of the iPath Long Leveraged ETNs will vary according to the financing rate and fee rate, both as defined in the applicable prospectus, and the notional borrowed equity amounts of the iPath Short Leveraged ETNs will vary according to movements in the underlying index as defined in the applicable prospectus, and will not in general move in tandem with the underlying index or the IINV or CINV. Therefore, under certain circumstances and in particular where the financing level, as defined in the applicable long prospectus, or the short index amount, as defined in the applicable short prospectus, is a high multiple of the applicable CINV, the fees may represent a significant percentage of the applicable CINV.

For full details of the accrued fees, charges and costs for the iPath Leveraged ETNs, and hypothetical examples as to how these can affect the performance of the ETNs, investors should consult the applicable prospectus.

TABLE 3 Differences and Similarities Between iPath Leveraged ETNs and Leveraged ETFs

Both iPath leveraged ETNs and leveraged ETFs provide investors with access to the leveraged returns of various market benchmarks. However, the iPath leveraged ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities. In addition, the iPath leveraged ETNs seek to provide investors with an alternative form of leveraged long (or short) investments to leveraged ETFs, which typically track a daily or monthly multiple of an index's returns. Instead, the iPath leveraged ETNs track a fixed multiple of underlying index performance over the term of the ETNs.

Name	iPath Leveraged ETNs	Leveraged ETF
Leveraged Performance	Yes	Yes
Liquidity	Daily on Exchange	Daily on Exchange
Registration	Securities Act of 1933	Investment Company Act of 1940
Form	Global Medium-Term Note	40 Act Fund/UIT
Principal Risk	Market and issuer risk	Market risk
Recourse	Issuer credit	Portfolio of Securities
Performance Target	Payment at Maturity	Daily or Monthly Performance Target
Maturity	Fixed Maturity*	No
Path Dependency**	No	Yes
Institutional Size Redemption	Daily to the issuer***	Daily via custodian
Formulaic Optional Redemption Value	Yes***	No
Automatic Termination Event	Yes	No

** Subject to the occurrence of an automatic termination event or early redemption by the investor.*
*** An index-linked security shows "path dependency" if its value on any given day cannot be derived from the current and initial values of its underlying index but instead is dependent on the historical "path" that the index has taken over the calculation period.*
**** Subject to the occurrence of an automatic termination event.*

6. Because the daily investor fee accrues as part of the financing level and the daily financing charge is calculated on the basis of the financing level, a portion of the daily financing charge will reflect the incremental increase of the financing level attributable to the accrued daily investor fee.

An investment in iPath ETNs involves risks, including possible loss of principal. If specified in the relevant prospectus,

Barclays Bank PLC as issuer may redeem a series of Securities

(in whole but not in part) at its sole discretion on any trading day on or after the inception date until and including maturity.

See the relevant prospectus for more information regarding

the risks associated with Barclays Bank PLC’s right to redeem the Securities.

For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this

communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed

with the SEC for more complete information about the issuer

and this offering. You may get these documents for free by

visiting www.iPathETN.com or EDGAR on the SEC website at

www.sec.gov. Alternatively, Barclays Bank PLC will arrange for

Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request

a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the

iPath ETNs.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays

Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection.

Risks of investing in the Securities include limited portfolio diversification,

trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities.

Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors.

Buying and selling iPath ETNs will result in brokerage commissions. Not FDIC Insured • No Bank Guarantee • May Lose Value

Barclays Capital Inc. and its affiliates and BlackRock Fund Distribution

Company and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and

(ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500™”

and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard &

Poor’s Financial Services LLC (“S&P”) and have been licensed for use by

Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board

Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

“Russell 1000® Index” and “Russell 2000® Index” are trademarks of

Frank Russell Company and have been licensed for use by Barclays Bank

PLC. The Securities are not sponsored, endorsed, sold, or promoted by

Frank Russell Company and Frank Russell Company makes no

representation regarding the advisability of investing in the Securities.

The MSCI indexes are the exclusive property of MSCI, Inc. (“MSCI”).

MSCI and the MSCI index names are servicemark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays

Bank PLC. The financial securities referred to herein are not sponsored,

endorsed or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser,

seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or servicemark to sponsor,

endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Each of the Barclays Capital commodities indices referenced herein is a trademark of Barclays Bank PLC.

©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs, and the

iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks, or registered trademarks are the property, and used with the permission, of their respective owners. 2299-28TP-3/11

iP-0352-0411

Find Your iPath 1-877-764-7284 www.iPathETN.com

iPath

BARCLAYS